SOUTHERN ELECTRONICS CORPORATION           Contact: Ray D. Risner
4916 North Royal Atlanta Drive                  President and COO
Atlanta, Georgia 30084                             (770) 491-8962



                SOUTHERN ELECTRONICS CORPORATION
                 DECLARES DIVIDEND DISTRIBUTION
                OF COMMON STOCK PURCHASE RIGHTS


     Atlanta, Georgia (October 31, 1996) - The Board of Directors of Southern Electronics Corporation today declared a dividend distribution of one Common Stock Purchase Right on each outstanding share of its common stock.

     Gerald Diamond, Chairman of the Board and Chief Executive Officer of Southern Electronics Corporation, stated: "The Rights are designed to assure that all of Southern Electronics' stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Southern Electronics without paying all stockholders a control premium."

     The Rights will be exercisable only if a person or group acquires 12% or more of Southern Electronic's common stock or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 12% or more of the common stock. Each Right will initially entitle stockholders to buy eight shares of common stock at an exercise price of 20% of the current market price at the time the Rights become exercisable. The number of shares that can be purchased upon exercise will increase as the number of shares held by a bidder increases.

     If Southern Electronics is acquired in a merger or other business combination after a person has acquired 12% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's shares equal in value to those obtainable if the Rights were exercisable in the Company's stock.

     The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. The Board may redeem the rights for $.01 per right at any time before a bidder owns 12% of the Company's stock.

     The Company is not presently aware of any proposed attempts by any party to gain control of the Company.

     The dividend distribution will be made to stockholders of record as of the close of business on November 12, 1996. The
Rights will expire on October 31, 2006. The Rights distribution is not taxable to stockholders.

     Southern Electronics Corporation distributes microcomputers, computer peripheral products and cellular telephone products to value-added resellers and dealers. The Company's stock is traded on the Nasdaq Market under the symbol.